UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

Commission file number 1-8022

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
CSX CORPORATION
AND AFFILIATED COMPANIES

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
15th Floor
Jacksonville, Florida 32202
Telephone (904) 359-3200

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

Report of Independent Registered Public Accounting Firm

The Finance Committee of the Board of Directors
Tax Savings Thrift Plan for Employees of
CSX Corporation and Affiliated Companies
CSX Corporation
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Independent Certified Public Accountants

Jacksonville, Florida
May 20, 2005

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2004	2003
ASSETS
Investments, at fair value:
Investment in Master Trust (see Note 3)	$714,577	$713,813
Loans to members	12,908	16,231

	727,485	730,044

Receivables
Employer contributions	451	606
Member contributions	1,282	1,876

	1,733	2,482

TOTAL ASSETS	729,218	732,526

LIABILITIES

Accrued expenses	50	102

NET ASSETS AVAILABLE FOR BENEFITS	$729,168	$732,424

See accompanying Notes to Financial Statements.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004
(Dollars in Thousands)

ADDITIONS
Net appreciation in fair value of investment in Master Trust (see Note 3)	$56,976
Interest from member loans	664
Employer contributions	6,315
Member contributions	19,934

83,889

DEDUCTIONS
Distributions to members	86,185
Fees and expenses	960

87,145

NET (DECREASE)	(3,256)

Net Assets Available for Benefits at Beginning of Year	732,424

Net Assets Available for Benefits at End of Year	$729,168

See accompanying Notes to Financial Statements.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the Plan) provides only general information. Members should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all salaried employees and certain non-union hourly employees of CSX Corporation (CSX or Plan Sponsor) and adopting affiliated companies (collectively, the Company). Effective January 1, 2001, CSX established a portion of the Plan as an Employee Stock Ownership Plan (ESOP) designed to comply with Section 4975(e)(7) of the Internal Revenue Code (the Code) of 1986, as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.

Contributions: Members, as defined in the Plan document, may contribute from 1% up to 50%, (in 1% multiples) of eligible compensation, as defined by the Plan, on a pre-tax or after-tax basis up to the current Code limit. Effective January 1, 2003, members who attain age 50 by the end of the applicable calendar year shall be eligible to make catch-up contributions in accordance with the Code. Members who are not eligible to participate in the 2002 Deferred Compensation Plan of CSX Corporation and Affiliated Companies may also contribute up to 50% of any incentive compensation to the Plan. Subject to certain limitations, members may transfer distributions from another qualified plan or an individual retirement account (Rollover Account). Members may change contribution rates and investment elections daily.

The Company contributes amounts equal to 50% of the first 6% of a member’s pre-tax or after-tax eligible contributions as matching contributions. Subsequent to January 1, 2004, members may invest the Company matching contribution in any of the Plan’s investment options. Shares to fund matching contributions invested in CSX common stock may be purchased throughout the year and held by CSX Corporation in a rabbi trust until they are contributed to the Plan and credited to members’ accounts. During 2004, shares to fund matching contributions invested in CSX common stock were purchased in the open market. Member incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company’s Board of Directors. The Company did not make any additional contributions during 2004.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 1 — DESCRIPTION OF THE PLAN (Continued)

Diversification: Prior to January 1, 2004, Company contributions were automatically invested in CSX common stock. Members could immediately diversify Company contributions previously invested in CSX common stock to other investment options offered under the Plan.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings, and is charged for administrative expenses. Expense allocations are made on the basis of assets in the individual account. A member is entitled to the value of his account.

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to not more than the lesser of $50 in the aggregate (reduced by the highest outstanding balance during the one-year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. Loans are secured by the balance in the member’s account and bear interest at the prime rate in effect at CitiBank at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates’ occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 1 — DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the value of his or her account, or upon disability or retirement, elect to receive monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member with an account balance of $5 or less (excluding the Rollover Account) as of his or her date of termination or the last day of any plan year shall be paid in lump-sum.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2004 were paid from Plan funds.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investments: The CSX Corporation Master Retirement Savings Plan Trust (Master Trust) holds all investments of the Plan, except for loans to members, along with investments of the CSX Corporation Capital Builder Plan. Loans to members are valued at their outstanding balances, which approximate fair value.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 3 — INVESTMENT IN MASTER TRUST

All investments of the Master Trust are held by The Northern Trust Company, the Master Trust’s trustee.

Investments in CSX common stock, which are stated at fair value, are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at December 31. Synthetic guaranteed investment contracts (defined on page 8) are reported at their contract values, which approximates fair value, because these investments have fully benefit responsive features. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Summarized financial information of the Master Trust is presented below:

	December 31
	2004	2003
Assets:
Investments at fair value:
Cash and cash equivalents	$4,884	$4,127
Mutual funds	427,518	392,514
CSX common stock	367,382	362,090
Collective trust fund	24,820	28,839
Guaranteed investment contracts	311,130	303,629
Synthetic guaranteed investment contract wrappers	(20,225)	(21,207)

	1,115,509	1,069,992

Liabilities:
Accrued expenses	106	178

Net assets	$1,115,403	$1,069,814

Plan’s investment in the Master Trust’s net assets	$714,577	$713,813

Percentage of Plan’s investment in the Master Trust’s net assets	64%	67%

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 3 — INVESTMENT IN MASTER TRUST (Continued)

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for the year ended December 31, 2004 is as follows:

Net appreciation in fair value of investments determined by quoted market prices:
Mutual funds	$34,843
CSX common stock	35,086
Collective trust fund	807

70,736
Interest and dividend income	23,595

Investment income for the Master Trust	$94,331

Synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of primarily corporate and government bonds held in the name of the Master Trust in conjunction with a corresponding contract wrapper with the issuer of the SIC to provide a variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. A summary of the SICs at December 31, 2004 and 2003 is as follows:

	AIG Life	JP Morgan
	Contract	Contract	Total
December 31, 2004:
Fair value of investments	$156,765	$154,365	$311,130
Fair value of corresponding contract wrapper	(7,417)	(12,808)	(20,225)

Contract value	$149,348	$141,557	$290,905

Crediting Rate	4.71%	6.24%
Average crediting rate	4.62%	5.76%

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 3 — INVESTMENT IN MASTER TRUST (Continued)

	AIG Life	JP Morgan
	Contract	Contract	Total
December 31, 2003:
Fair value of investments	$153,259	$150,370	$303,629
Fair value of corresponding contract wrapper	(7,830)	(13,377)	(21,207)

Contract value	$145,429	$136,993	$282,422

Crediting Rate	4.88%	5.19%
Average crediting rate	4.77%	5.19%

NOTE 4 — RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Master Trust received cash dividends from investments in CSX common stock of $3,865. The Plan’s share of these dividends was $1,670.

The Trustee, The Northern Trust Company, routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2004, the Master Trust earned interest of $68 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net appreciation in fair value of investment in Master Trust in the statement of changes in net assets available for benefits.

NOTE 5 — INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated March 12, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan, as amended, complies with all applicable rules, and is being operated in compliance with the applicable requirements of the Code. Accordingly, the Plan Sponsor believes that the Plan, as amended, is qualified and the related trust is tax exempt.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2004
(Dollars in Thousands)

NOTE 6 — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION

EIN: 62-1051971 PLAN NUMBER: 003

SCHEDULE H, LINE 4I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(c)
Description of Investment
	(b)	Including Maturity Date, Rate of	(e)
	Identity of Issue, Borrower, Lessor, or	Interest, Collateral, Par or	Current
(a)	Similar Party	Maturity Value	Value
*	Members	Loans with interest rates of 4.0% to 11.0%, maturing through 2029	$12,908,179

* Indicates a party-in-interest to the Plan.

Note: Cost information has not been included in column (d) because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION AND AFFILIATED COMPANIES
By:	/s/ ROBERT J. HAULTER
Robert J. Haulter
Senior Vice President Human Resources and Labor Relations CSX Corporation (Plan Sponsor)

Date: June 14, 2005